MDS Names New Chief Operating Officer

Industry veteran Stephen P. DeFalco to join MDS Inc. as COO and future CEO

(TORONTO, April 25, 2005) - MDS Inc. (NYSE: MDZ; TSX: MDS), a company providing enabling products and services to the global health and life sciences industries, announced today that Stephen P. DeFalco will join MDS on June 6, 2005 as Chief Operating Officer (COO). Mr. DeFalco will succeed John Rogers as President and Chief Executive Officer of MDS Inc., who plans to retire by the end of 2005.

"Stephen brings a great breadth and depth of global life sciences industry experience and an impressive track record of success to this very important role. I am looking forward to working closely with Stephen during this period of renewal and transition for MDS," said John Rogers, President and Chief Executive Officer of MDS Inc.

"After a global search we are fortunate to have found someone we consider to be the ideal candidate to take MDS to the next level," said John Mayberry, Chairman, MDS Inc.

"I am excited about the opportunity to join a company so well positioned for sustainable success. I am looking forward to working with John and the employees of MDS to build on their great legacy," said Stephen P. DeFalco.

Mr. DeFalco is currently Chairman and CEO of U.S. Genomics, a company he joined in 2003. Prior to his role at U.S. Genomics, Mr. DeFalco served as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer Inc. While there, Mr. DeFalco led the acquisition and turnaround of the $500 million revenue, 2,400 employee Instruments division. Mr. DeFalco transformed declining sales into growth, launched over 30 new products and successfully completed a number of acquisitions and joint ventures. Mr. DeFalco's execution of a Six Sigma operational improvement program at the company produced the Today's Chemist at Work Award for Quality in 2001 and the Award for Technical Innovation in 2002.

Mr. DeFalco has held senior management positions at United Technologies and McKinsey & Company in their high tech sector. He has also led product development teams at IBM. Mr. DeFalco holds an MS in Management from the Sloan School of Management at MIT, an MS in Computer Engineering from Syracuse University and a BS in Mechanical Engineering from MIT.

MDS Inc. has more than 9,000 highly skilled people in 25 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

Media Contact:
Mike Nethercott
Vice-President, Corporate Marketing & Communications
MDS Inc.
416.213.4656

Investor Contact:
Sharon Mathers
Vice-President, Investor Relations
MDS Inc.
416.213.4721